

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2008

Mr. Ian S. Walton
Chief Financial Officer
Aurizon Mines LTD.
Suite 3120, Park Place, 666 Burrard Street
Vancouver, British Columbia V6C 2X8

      Re: Aurizon Mines LTD.
              Form 40-F for Fiscal Year Ended December 31, 2007
              Filed April 3, 2008
              File No. 001-31893

Dear Mr. Walton:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Disclosure Controls and Procedures, page 2

1.   You disclose that your "Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the

Securities and Exchange Commission rules and forms." Please note that paragraph (b) of General Instruction B.(6) to Form 40-F requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are "…designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please modify your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Notes to Consolidated Financial Statements

Note 8. Mineral Properties, page 38

2.   We note your disclosure on page 39 that you entered into letters of intent whereby you have the option to earn a 100% interest in the Joanna Property and a 100% interest in twenty claims contiguous to the Joanna Property. Please tell us how you recorded the costs incurred to date, and how you intend to record future costs. In your response, please address Canadian and US GAAP, and the corresponding guidance supporting your policy.

Note 19. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 51

General

3.   We note you reference footnote (f) for several adjustments in the Balance Sheets, Statements of Operations and Deficit, and Statements of Cash Flows. Based on these references to footnote (f), it appears you have combined several material adjustments on the face of the reconciling statements but have not separately quantified and described each material adjustment. Please review your disclosure and modify your presentation, as necessary, to comply with Item 17(c)(2)(i) through (iii) of Form 20-F or otherwise advise why you believe your presentation complies with Item 17 of Form 20-F.

4.   With regard to your accounting policy for U.S. GAAP, please address the
        following:

- Tell us how you define a mine;

- Disclose your accounting policy associated with drilling and related costs
  incurred to convert measured, indicated and inferred resources to reserves at
  your development and/or production stage properties;

- Disclose your accounting policy for costs incurred to identify new resources
  beyond your existing inferred resources at development or production stage
  mines.

- Disclose your accounting policy, if applicable, for deferred stripping when
  multiple pits exist within a mining complex that share common infrastructure
  and processing equipment and a common ore body. Specifically, address your
  accounting for stripping costs associated with the initial overburden removal
  of newly created pits that are within close proximity to producing pits.

((b) Statements of Operations and Deficit, page 52

5.   We note you refer to footnote (d) for the adjustment in 2007 to 'Government
        assistance.' However, we are unable to determine why this adjustment has been
        made based on the disclosure in footnote (d). Please tell us and expand your
        disclosure as necessary to clearly describe the nature of this adjustment.

6.   We also note your disclosure in footnote (d) that "When proven and probable
        reserves are determined for a property, subsequent exploration and development
        costs of the property are capitalized." Please note that for US GAAP purposes,
        exploration costs should be expensed as incurred without reference to whether or
        not proven and probable reserves have been determined. Please modify your US
        GAAP accounting policy and disclosure as necessary and tell us whether you
        present any exploration costs as capitalized for US GAAP purposes.

Engineering Comments

Property Description and Location, page 17

7.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Kipawa Gold Uranium Project, page 38

8.   We note you refer to samples ranges over 1.0 grams per ton with higher ranges. When reporting the results of sampling and chemical analyses, please revise your

Mr. Ian S. Walton
Aurizon Mines LTD.
May 29, 2008
Page 5

disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief